Exhibit 99.1
February 21, 2011
Mr. Lance Galvin
Postrock Energy Corporation
210 Park Avenue, Suite 2750
Oklahoma City, OK 73102

Re:	Evaluation Summary Postrock Energy Corporation Interests Proved Reserves As of December 31, 2010
Dear Mr. Galvin:
     As requested, we are submitting our estimates of proved reserves and our forecasts of the resulting economics attributable to the above captioned interests as of December 31, 2010. It is our understanding that the proved reserve estimates shown herein constitute 100 percent of all proved reserved owned by Postrock Energy Corporation. This report, completed on February 21, 2011, has been prepared for use in filings with the SEC by PostRock Energy Corporation.
     Composite reserve estimates and economic forecasts for the proved reserves are summarized below:

				Proved
		Proved	Proved	Developed	Proved
		Developed	Developed	Non-	Un-
		Producing	Shut-In	Producing	Developed	Proved
Net Reserves
Oil/Condensate	- Mbbl	707.2	0.0	26.6	10.5	744.3
Gas	- MMcf	99,785.0	4,338.2	12,828.3	13,510.6	130,462.0
Revenue
Oil/Condensate	- M	$51,916.6	0.0	1,843.0	755.8	54,515.4
Gas	- M	$429,799.3	18,307.0	57,066.7	58,259.0	563,432.2
Severance and		22,080.6	732.3	2,826.4	2,453.2	28,092.4
Ad Valorem Taxes	- M	$7,552.9	180.3	1,706.8	1,079.8	10,519.8
Operating Expenses	- M	$162,593.2	9,410.1	16,784.2	15,100.1	203,887.5
Gathering Expenses	- M	$71,984.5	3,297.0	8,294.0	9,613.2	93,188.8
Investments	- M	$0.0	0.0	8,938.5	18,002.3	26,940.8
Operating Income (BFIT)	- M	$217,504.7	4,687.4	20,359.7	12,766.2	255,317.8
Discounted @ 10%	- M	$155,566.6	2,606.4	9,221.5	1,762.4	169,156.9
     The discounted value shown above should not be construed to represent an estimate of the fair market value by Cawley, Gillespie & Associates, Inc.

Evaluation Summary
Postrock Energy Corporation

     As directed, hydrocarbon pricing of $4.38 per MMBtu and $79.43 per barrel was applied as of December 31, 2010 with no escalation. Gas basis differentials of +$0.12 per MMBtu and -$0.16 per MMBtu were applied to the Appachalia and Cherokee Basin properties, respectively. The gas price was also adjusted for heating values by area. Oil basis differentials were forecast as -$7.39 per barrel for the Appalachia properties, -$10.32 per barrel for the Kansas properties, and -$5.56 per barrel for the Searight / Hotulke properties in Oklahoma.
     Operating costs were based on an analysis by Postrock Energy Corporation and were accepted as furnished. Direct lease operating expenses were forecast as $567 per well per month for the Cherokee Basin properties, $2,085 to $4,822 per well per month for the Searight / Hotulke properties, and $471 per well per month for the Appalachia properties. Gas gathering expenses of $0.76 per Mcf and $0.10 per Mcf were applied to the Cherokee Basin and Appalachia properties, respectively. Gathering expenses appear in the “Other Deductions” column in the attached economics. No shrinkage was applied to the Cherokee Basin net gas volumes since the forecasts are based on historical sales volumes. State severance tax rates were forecast as 3.95% for Kansas, 7.19% for Oklahoma, 6.48% for West Virginia and 7.2% for New York. An ad valorem tax rate of 1.0% was applied for the Kansas properties.
     Drilling, completion and infrastructure costs were based on an analysis by Postrock Energy Corporation and were accepted as furnished. Capital costs of $125,000 to $145,000 were applied for future locations. The PDSI reserves are associated with shut-in wells that require no capital to be returned to production. The PDNP reserves are associated with wells in various stages of completion, behind-pipe zones in existing producing wells, and shut-in wells requiring capital for production commencement. Neither expenses nor investments were escalated. The cost of plugging and the salvage value of equipment have not been considered.
     The proved reserve classifications conform to criteria of the SEC regulation. The estimates of reserves in this report have been prepared in accordance with the definitions and disclosure guidelines set forth in the U.S. Securities and Exchange Commission (SEC) Title 17, Code of Federal Regulations, Modernization of Oil and Gas Reporting, Final Rule released January 14, 2009 in the Federal Register (SEC regulations). The reserves and economics are predicated on the regulatory agency classifications, rules, policies, laws, taxes and royalties in effect on the date of this report as noted herein. In evaluating the information at our disposal concerning this report, we have excluded from our consideration all matters as to which the controlling interpretation may be legal or accounting, rather than engineering and geoscience. Therefore, the possible effects of changes in legislation or other Federal or State restrictive actions have not been considered. An on-site field inspection of the properties has not been performed. The mechanical operation or conditions of the wells and their related facilities have not been examined nor have the wells been tested by Cawley, Gillespie & Associates, Inc. Possible environmental liability related to the properties has not been investigated nor considered.
     The reserves were estimated using a combination of the production performance, volumetric and analogy methods, in each case as we considered to be appropriate and necessary to establish the conclusions set forth herein. All reserve estimates represent our best judgment based on data available at the time of preparation and assumptions as to future economic and regulatory conditions. It should be

Evaluation Summary
Postrock Energy Corporation

realized that the reserves actually recovered, the revenue derived therefrom and the actual cost incurred could be more or less than the estimated amounts.
     The reserve estimates were based on interpretations of factual data furnished by Postrock Energy Corporation. Ownership interests were supplied by Postrock Energy Corporation and were accepted as furnished. To some extent, information from public records has been used to check and/or supplement these data. The basic engineering and geological data were utilized subject to third party reservations and qualifications. Nothing has come to our attention, however, that would cause us to believe that we are not justified in relying on such data.
     Our work-papers and related data are available for inspection and review by authorized parties.

Respectfully submitted,

CAWLEY, GILLESPIE & ASSOCIATES, INC.
Texas Registered Engineering Firm F-693
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